October 6, 2020

VIA EDGAR SUBMISSION

Mr. Scott Anderegg

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lincoln Educational Services Corporation Registration Statement on Form S-3 Filed August 31, 2020 File No. 333-248506

Dear Mr. Anderegg and Ms. Ransom:

On behalf of Lincoln Educational Services Corporation (the “Company”), set forth below is our response to the comment raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated September 15, 2020 regarding the Company’s Registration on Form S-3 filed August 31, 2020 (File No. 333-248506) (the “Registration Statement”). For the Commission’s convenience, the text of the comment has been inserted below.

General

1.	Comment: It appears that you are registering for resale the common stock that the 12,700 shares of Preferred Stock you issued in a private placement last year are convertible into, based upon your definition of Conversion Shares, which you use under the headings “Description of Capital Stock” and “Selling Stockholders.” If you intend to register these shares, please revise your facing page, prospectus cover page and your disclosure to identify the aggregate number of shares you are registering for resale. While you may omit certain disclosures concerning the identity of the selling stockholders pursuant to Rule 430B under the Securities Act of 1933, you are not permitted to omit the aggregate number of shares you are registering on behalf of the selling stockholders. Please revise.

Response: In light of the Staff’s comment and our counsel’s subsequent discussion with the Staff, the Company has determined to bifurcate the primary offering and the secondary offering contemplated by the Registration Statement. As such, concurrently with the submission of this response, the Company is filing (a) an amendment to the Registration Statement which covers only a universal shelf primary offering contemplated by the Company and (b) a new Registration Statement on Form S-3 for the Conversion Shares that may be offered by Selling Stockholders from time to time.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at (973) 736-9340.

Very Truly Yours,

Brian Meyers
Chief Financial Officer

cc:	Michele Vaillant, Esq., McCarter & English, LLP
Howard Berkower, Esq., McCarter & English, LLP